        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company - Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854
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[CBOT LETTERHEAD]

The following press release and attachment thereto was distributed August 9, 2000 and is currently available on the CBOT's Internet site and Intranet sites, MemberNet and OnBoard.

For Immediate Release                                          David Prosperi
---------------------                                          312-435-3456



                   CBOT REINCORPORATION IN DELAWARE COMPLETE

CHICAGO, August 9, 2000 - Yesterday, the reincorporation merger overwhelmingly approved by the membership of the Chicago Board of Trade (CBOT) became effective and, as a result, the CBOT has been reincorporated in Delaware as a Delaware not-for-profit, nonstock corporation. In connection with the reincorporation, the CBOT has changed its name to "Board of Trade of the City of Chicago, Inc."

Attached is a copy of a Notice to Market Participants informing them of the reincorporation and certain other related matters.




The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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                               [CBOT LETTERHEAD]

                         Notice to Market Participants

          On August 8, 2000, the reincorporation merger approved by the membership of the Board of Trade of the City of Chicago ("Illinois CBOT") became effective and, as a result, Illinois CBOT has been reincorporated in Delaware as a Delaware not-for-profit, nonstock corporation (the "CBOT"). In connection with the reincorporation in Delaware, Illinois CBOT has changed its name to "Board of Trade of the City of Chicago, Inc."

          The Commodity Futures Trading Commission has confirmed that, upon consummation of the reincorporation of Illinois CBOT in Delaware, all contract market designations were transferred from Illinois CBOT to the CBOT. In addition, at such time, all open interest of Illinois CBOT was transferred to the CBOT.

          The CBOT will be governed by the CBOT's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, which include the CBOT's Rules, and the CBOT's Regulations and Interpretations. As set forth in the Ballot Disclosure Materials distributed to the members of Illinois CBOT in connection with the membership vote on the initial steps of the overall restructuring, the reincorporation merger resulted in certain changes to the Special Charter and Rules and Regulations of Illinois CBOT.

          For a copy of the CBOT's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, which include the CBOT's Rules, and the CBOT's Regulations and Interpretations, please contact the Secretary of the CBOT at 141 West Jackson Boulevard, Chicago, Illinois 60604.



The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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